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                              August 12, 2020

       Ophir Yakovian
       Chief Financial Officer
       Caesarstone Ltd.
       Kibbutz Sdot-Yam
       MP Menashe, 3780400
       Israel

                                                        Re: Caesarstone Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 23,
2020
                                                            Form 6-K filed May
6, 2020
                                                            File No. 001-35464

       Dear Mr. Yakovian:

               We have reviewed your July 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Form 6-K filed on May 6, 2020

       Exhibit 99.1, page 1

   1. You state in your response that financial information regarding each region is partially available. You also
disclose on page 49 of your 2019 Form 20-F that gross profit margins on sales in your direct
markets are generally higher than in your indirect markets, that in many markets your
expansion strategy is to work with third-party distributors, and that in the future you intend
to evaluate potential markets to distribute directly. For the partially available financial
information for each region discussed in your response and for the gross profit margins
for your direct and indirect markets, please describe the financial information available
in detail, whether and how often it is provided to the CODM, and
 Ophir Yakovian
Caesarstone Ltd.
August 12, 2020
Page 2
         whether and in what circumstances it is reviewed by the CODM for the purpose of allocating resources and assessing performance.
       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have any questions.



FirstName LastNameOphir Yakovian                           Sincerely,
Comapany NameCaesarstone Ltd.
                                                           Division of
Corporation Finance
August 12, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName